Mail Stop 0306

April 22, 2005


By U.S. Mail and facsimile to (908) 412-5989


Mr. Thomas C. Shields
Senior Vice President and Chief Financial Officer
Anadigics, Inc.
141 Mt. Bethel Road
Warren, New Jersey 07059

	RE:	Anadigics, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		File No. 000-25662

Dear Mr. Shields:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the fiscal year December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 16

Results of Operations - Page 20

      Net Sales - Page 22
1. We see from your segment information on page 42 that you have significant revenues from foreign operations. In future filings, where significant, please quantify the impact of changes in exchange rates on reported revenues and expenses.

Gross Margin - Page 22
2. We note your discussion of the factors that caused the improved gross margin of 15 percent in 2004 as compared to 2003. Factors such as lower depreciation expenses and lower product costs should be quantified and discussed so that investors would understand why they were lower in 2004 as compared to 2003. Please apply in future filings. Also, each significant factor that contributed to the significant variances in expense amounts for each period presented should also be quantified and discussed. Please apply throughout MD&A to the extent practicable in future filings.

Financial Statements

Note 1: Summary of Significant Accounting Policies

Revenue Recognition - Page 37
3. Please revise future filings to expand your revenue recognition policies to discuss the following:
a. Since you record revenue when products are shipped to customers disclose when title transfers.
b. With respect to product sales, revise and expand future filings to describe customer acceptance provisions and the nature and extent of any post shipment obligations, such as installation and training, and how the obligations are considered in your revenue practices.
c. Provide details of whether your have multiple element arrangements as discussed in EITF 00-21.




4. As a related matter, we note on page 8 that you utilize distributors to sell some of your products. In future filings, revise to expand your revenue recognition policy to specifically address transactions with distributors including payment, return, exchange, price protection, discounts, sales incentives and other significant matters.
5. If shipping and handling fees and/or costs are material, please quantify these revenues and costs and explain in future filings how they are classified in the income statement.

Note 5 - Segments - Page 42
6. Please revise future filings to disclose the amount of long-lived assets by geographic area. See paragraph 38(b) of SFAS 131.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file

your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Enunwaonye, Staff Accountant, at
(202)
824-5529 or me, at (202) 824-5264 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch
Chief , at (202) 942-1791 with any other concerns.



							Sincerely,


							Lynn Dicker
							Review Accountant
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Mr. Shields
Anadigics, Inc.
April 22, 2005
Page 1